Mail Stop 4561

      September 9, 2005



Terry G. Roussel
President
Cornerstone Realty Fund, Inc.
4590 MacArthur Blvd., Suite 610
Newport Beach, California  92660

Re:	Cornerstone Realty Fund, Inc.
      Amendment No. 4 to Registration Statement on Form S-11
      Filed August 30, 2005
      Registration No. 333-121238

Dear Mr. Roussel:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2; however, we are unable to agree with your analysis. It appears that the private placement of partnership units to your advisor should be integrated with the public offering. Since you have already commenced the private placement without a registration statement, however, you cannot now register those units. Please revise your document to include a risk factor discussing the violation of Section 5 and your possible liability for the sale to the advisor. Please discuss with your auditors whether this contingent liability requires additional disclosure in the notes to your financial statements. If not, please tell us the basis for your auditor`s conclusion.

2. We note your response to comment 1. We are unable to locate disclosure that indicates you will purchase investment grade properties. Please revise or advise.

Estimated Use of Proceeds, page 33

3. We note your response to our comment 8. Considering that neither the amount nor the percentage of organization and offering expenses is fixed, we continue to believe that your use of proceeds table should assume the maximum expense amount. In this regard, we note your disclosure in footnote (2) that organizational and offering expenses could be as much as 5%. Please revise to reflect these expenses as 5% at the minimum, mid-point, and maximum offering amounts.

4. Please revise the line item for acquisition fees to reflect 2% at all three offering amounts. We note the footnote disclosure that acquisition fees previously paid may be allocated to the purchase price of properties acquired later; however, it does not appear that this would have the effect of reducing the fee itself. Please revise or advise.


  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Kristi Beshears, Accountant, at (202) 551-
3429
or Linda Van Doorn, Senior Assistant Chief Accountant, at (202)
551-
3498 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any
other questions.


      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	Karen Winnett, Esq. (via facsimile)
      Preston Gates & Ellis LLP
??

??

??

??

Terry G. Roussel
Cornerstone Realty Fund, Inc.
September 9, 2005
Page 3